Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 1
FOIA CONFIDENTIAL TREATMENT REQUESTED
June 5, 2009
Via Edgar and Facsimile
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Cerner Corporation Form 10-K for the Fiscal Year Ended January 3, 2009 Filed on March 3, 2009 Form 10-Q for the Fiscal Quarter Ended April 4, 2009 Filed on May 8, 2009 File No. 000-15386
Dear Ms. Collins:
     By letter dated May 11, 2009 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended January 3, 2009, filed on March 3, 2009, and in the Form 10-Q for the Fiscal Quarter ended April 4, 2009, filed on May 8, 2009, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended January 3, 2009
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 34
1.	You disclose that notes payable denominated in British pounds is subject to movements in foreign currency exchange rates. Additionally, we note from your discussion in MD&A on page 22 that net transaction gains and losses from foreign currency increased by 168% from $3.7 million for fiscal 2007 to $9.9 million for fiscal 2008. As these amounts appear to be material to earnings per share, tell us how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 305 (a)(1) of Regulation S-K.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 2
Company’s Response:
The Company had viewed the amounts as immaterial to its annual results however it will revise future filings to include a sensitivity analysis for market sensitive instruments in accordance with section (a) (1) (ii) of Regulation S-K item 305.
Note 1. Summary of Significant Accounting Policies
(c) Revenue Recognition, page 50
2.	We note from your disclosure on page 52 that you were able to establish fair value of undelivered elements for your NHS arrangement in London subject to contract accounting pursuant to SOP 81-1. However, you indicate that fair value was established for undelivered elements not subject to percentage of completion accounting. Please clarify this statement and explain the undelivered elements for which you were able to establish fair value. In this regard, please confirm if you were able to establish vendor specific objective evidence (“VSOE”) for support services. If so, please explain the methodology used and accounting literature considered to establish VSOE for this contract and tell us how you considered renewal rates to be deemed substantive given the nine year term of the arrangement. Additionally, please tell us how the Company is currently accounting for implementation services in this arrangement and if the accounting changed in fiscal 2008 as a result of the events. Furthermore, explain what milestone was reached in London, why it impacted the Company’s ability to estimate the minimum profit level, and the timing and nature of milestones that remain to be completed in the contract.

Company’s Response:
In analyzing the Company’s revenue recognition for the British Telecommunications plc (“BT”) arrangement, the Company first determined which elements of the arrangement were potentially separable under the requirements of SOP 97-2 and other relevant literature from those elements that are contract accounting elements subject to the requirements of SOP 81-1. The following table details the contract revenue elements and the applicable accounting model utilized by the Company:

Accounting
Contract Element	Model
Customized Software License	SOP 81-1
Implementation and Other Services	SOP 81-1

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 3

Accounting
Contract Element	Model
Support — Break/Fix (PCS)	SOP 97-2
Support — Telephonic (PCS)	SOP 97-2
Technical Services	SOP 81-1
Training Services	SOP 97-2
Optional Consulting Services	SOP 97-2 and TPA 5100.50
During 2008, the Company established vendor specific objective evidence (VSOE) for PCS support services (break/fix, which is warranty, and telephonic, which is helpdesk phone support). We believe the break/fix coverage is PCS pursuant to guidance in TPA 5100.43 since such services are undertaken to correct errors (i.e., bug fixes) and not provided free of charge. The PCS arrangement does not provide for the right for BT to receive upgrades or enhancements to the software over the term. Prior to 2008, the arrangement appeared to provide for payments from BT for support for the entire term of the contract and software license and, therefore, the Company concluded we were unable to establish VSOE of the support services. A substantive change order was signed in 2008 which added a provision which gives BT the option to terminate support services (without cause) and avoid making the specified payments for support for the remaining term of the arrangement commencing December 1, 2010 and every 24 months thereafter until the end of the initial term of the agreement which is November 30, 2014. We concluded that this option to cancel PCS constitutes a renewal rate in the contract pursuant to paragraph 57 of SOP 97-2. This change order resolved uncertainties in the contract as to whether support services were required during the entire term license and, as discussed further below, the Company applied TPA 5100.49 to separate the support and other SOP 97-2 elements from the residual contract amount accounted for under SOP 81-1.
Break/Fix PCS
In order to evaluate whether the renewal rate for break/fix support is substantive, we considered both the substantiveness of the amount of the renewal rate as well as the term. The annual renewal amount for only the break/fix support element represents approximately 12.5% of the licensed software charges stated in the contract. The break/fix support provided to BT includes only break/fix (i.e., warranty) for delivered software code. In contrast, the Company’s standard PCS includes telephonic support, break/fix for the software and rights to unspecified upgrades and enhancements on a when-and-if-available basis whereas the stated rate for BT only includes break/fix. Accordingly, the Company concluded the renewal rate for break/fix support is not

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 4
significantly discounted from its normal pricing practices and therefore the amount is substantive.
Because the arrangement is a term software license, the Company considered the PCS term license requirements in TPA 5100.54. As a result of the change order in 2008, the arrangement includes bundled support through December 2010, with the right to renew for two years and another two-year renewal option exercisable in 2012 with expiration of the term license in 2014. The Company considered the bundled PCS period to be the period from when the renewal provision was added to the arrangement, which is June 2008, to the first option to renew, which is December 2010 or 29 months. The total remaining term license as of the date of the amendment is 77 months (June 2008 to November 30, 2014). As the bundled renewal period is less than 50% of the term license, the Company believes that the PCS renewal term is substantive.
Telephonic Support
The telephonic support has the same renewal option timing as the break/fix support and thus the conclusion with respect to the term is the same as that discussed above for break/fix support. With respect to the substantiveness of the amount charged for telephonic support, the renewal pricing in the contract is based on the expected call volumes under the arrangement, rather than a fixed annual amount. This pricing structure was driven by the complexity of the customized software, which in turn, requires more sophisticated support personnel than our traditional telephone support services, and entitles the Company to higher levels of fees during higher periods of usage. The Company determined that the rates charged for telephonic support in the BT arrangement are consistent with the amounts charged for employees with comparable roles and skills to those who provide telephone support to BT when those services are sold on a stand-alone basis. As a result, we concluded that the amounts charged in the arrangement on a renewal basis are substantive and representative of VSOE of the fair value of the telephonic support services.
Training Services
The contract also includes certain training services that we have concluded are within the scope of SOP 97-2. We have determined VSOE of the fair value of these undelivered services based on rates we charge when services are sold on a stand-alone basis.
Separation of SOP 97-2 Elements

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 5
As noted above, the support services and training services subject to SOP 97-2 were separated from the arrangement based on VSOE and the residual contract amount is accounted for under SOP 81-1, consistent with the guidance in TPA 5100.49.
Optional Consulting Services
Optional consulting services, which are not considered essential to the functionality of the software license, represent process change consulting services. The Company determined that the pricing did not include a significant, incremental discount, which would have required allocation and separation as an additional revenue element in the arrangement under TPA 5100.50. Our evaluation of the pricing for optional consulting services considered the prices charged for those services when sold on a stand-alone basis.
Implementation and Other Essential Services
The Company has concluded that the implementation and other technical services in the contract with BT are essential to the software functionality as we are implementing customized software and there are complexities with implementing the customized software that make our services essential to the functionality of the software. This conclusion about the implementation services did not change as a result of the events in 2008. Prior to 2008 we were utilizing the zero margin percentage of completion method of contract accounting pursuant to SOP 81-1. The zero margin approach was utilized as the Company had not established VSOE of the support services and also had not established sufficiently dependable estimates of total efforts to be expended to complete the contract but believed it was reasonably assured that no loss would be incurred on the arrangement.
The Company has developed significant experience during the term of the arrangement. During recent periods, the Company’s projected work effort and actual work effort variances decreased materially due to business controls that have been put into place to monitor and correct overages. The events that occurred during 2008 that led the Company to a change in estimate in the fourth quarter include the achievement of first productive use (or “go-live”) for the second customized software bundle (which combined with the initial bundle represent a majority of the customized software) for the first time at a significant trust (a trust is a hospital or a group of hospitals for a particular area) on June 14, 2008, the fourth such trust to achieve this milestone. Subsequent to go-live, the trust management was not satisfied by the results of the go-live and requested additional re-work in order to meet the requirements of the contract. The Company

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 6
dedicated efforts to resolve the concerns and also made a number of code corrections (“revised code”). On December 4th 2008, the trust went live on the revised code and by period-end, the Company had resolved all material concerns of management with all significant concerns addressed. Additionally, the revised code allows the Company to use the Company’s standard implementation methodology and other implementation practices commonly used in standard implementations. The Company believes that this will accelerate the design and build process and significantly decrease human error in the deployment of the software.
The achievement of the go-live (Q2’08), the enhancement of business controls (2008), the resolution of issues related to that deployment (Q3’08 and Q4’08) and the transition to the revised code that can utilize standard implementation practices to reduce the variation in deployment costs (Q4’08), all led to the Company’s conclusion, that we now have the ability to estimate a minimum level of profit for the arrangement pursuant to paragraph 24 b. of SOP 81-1. As a result, the Company ceased the zero-margin approach of applying percentage-of-completion accounting and began recognizing margin under percentage-of-completion accounting. Also important to note is that revenue recognized to date is less than payments received for the BT contract.
The measurement of remaining milestones is primarily tied to the go-live of the revised code at the remaining trusts. The go-live dates are documented via Milestone Acceptance Certificates (MAC’s) which initiate payments for the particular trust (earlier of MAC achievement or 45 days post go-live). Trusts will be deployed throughout the remaining term of the agreement.
3.	We also note from your disclosure on page 24 that the subcontract arrangement for the Southern region of England (“the South”) was terminated during Q2’08 as a result of the Fujitsu contract termination. Please tell us (a) the amount of the total arrangement, (b) the amount of accounts and contract receivables outstanding and (c) revenue and cost of revenue recognized for this contract for each period presented by milestone, as applicable. Additionally, please tell us the current status of the collectability of receivables and summarize the terms of the transition services agreement signed in. Q3’08. Furthermore, please explain if the subcontract arrangement in the South is accounted for separately from the London arrangement and how you considered paragraphs 35 to 42 of SOP 81-1 in making that determination. Also, please explain the facts and circumstances that lead to this termination and whether similar circumstances exist with your London contract.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 7
Company’s Response:
Total arrangement value as of January 3, 2009, including the original subcontract and subsequent contract change notes, totaled £[***]1 ($[***] based on the currency exchange rate as of the same date). This excludes the transition services agreement signed in the third quarter of 2008 in the amount of £[***] ($[***] based on the currency exchange rate as of the same date) and subsequent extensions of the agreement totaling £[***] ($[***] based on the currency exchange rate as of the same date).
[***]
Because the contract required services for the development and customization of software which were deemed essential to the functionality of the software license, the Company’s inability to produce reasonably dependable estimates of contract profits, and fair value for the support (PCS) element did not exist, the entire arrangement was accounted for as a single unit of accounting under SOP 81-1. Furthermore, because the Company believed it was reasonably assured that no loss would be incurred under the contract we therefore utilized the zero margin approach of applying percentage-of-completion accounting. Therefore, subcontract revenue was recognized equal to costs incurred and was not directly related to particular milestones. Revenue and cost of revenues for each period are as follows:

(USD)

2005	$	[***]
2006	$	[***]
2007	$	[***]
2008	$	[***]
The subcontract arrangement in the South is accounted for separately from the London arrangement. The Company evaluated the guidance of SOP 81-1 as to whether the contracts should be accounted for separately or as a single arrangement. The following

[1]	Certain confidential portions of this letter were omitted by means of redacting a portion of the text or certain numbers deemed confidential. The symbols “[***]” have been inserted in place of the text portions and numbers so omitted. A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information Requests.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 8
are key facts that support the Company’s conclusion to account for the arrangements separately:
•	The arrangements represent agreements between Cerner (as subcontractor) and two separate and unrelated entities as prime contractors (Fujitsu and BT) to provide an Integrated Care Record System with two separate regions within the NHS. The projects and phases have no relationship to one another.

•	The arrangements were executed at different times and negotiated independent of one another. The South contract was signed September of 2005 while the London agreement was signed October of 2006. The London contract was won after another supplier failed to perform under the terms of the contract and was terminated. There was not a single proposal for the combined efforts.

•	There was no overall profit margin objective between the arrangements. The economics were negotiated independently for each contract.

•	The arrangements did share common benefits as the software code developed for the South project became the base code utilized in the subsequently signed London agreement. However, the South and London were not a single project as they were for different Trusts (a Trust is a group of hospitals for a particular geographic area) and London requested additional requirements that represented a material amount of work effort and fees in relation to the South arrangement. The projects did not have common project management and did not occur at the same location.
Contract Background, Current Status and Collectability of Receivables:
A wholly owned subsidiary of the Cerner Corporation, Cerner Limited, agreed to provide an Integrated Care Record System and associated services to Connecting for Health (the “Authority”), an agency under the direction of the Secretary of State for Health in England and Wales under a Subcontract with Fujitsu Services Limited (“Fujitsu”) dated September 2, 2005 (the “Subcontract”) for the geographical region (the “Southern Cluster”) covered by the Southern Strategic Health Authorities. The Project Agreement, pursuant to which the Subcontract related, between the Authority and Fujitsu was terminated by notice from the Authority to Fujitsu on May 28, 2008. This termination of the Project Agreement by the Authority automatically terminated the Subcontract. [***]
On July 14, 2008, Fujitsu and Cerner Limited entered into a Transition Services Agreement (more fully described below) whereby Cerner Limited agreed to continue to provide certain services, as requested by the Authority. The customization of software code, which necessitated the use of contract accounting for the original arrangement, has

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 9
not been a service element under the Transition Services Agreement. Under the original arrangement, these services were deemed to be essential to the functionality of the software license. [***] on March 26, 2009, Cerner Limited and BT entered into a Change Control Note to the subcontract between Cerner Limited and BT dated October 31, 2006 (the “London Subcontract”) in respect of the Trusts in the geographical area covered by the London Strategic Health Authorities (the “London Cluster”) to continue to provide support and upgrade technology and services to seven Trusts in the Southern Cluster that are already live on Cerner systems. [***] As discussed in response number 2 to this letter, Cerner also continues to provide Cerner Millennium software and related technology and services to the Authority in the London Cluster under the London Subcontract.
[***]
      Transition Services Agreement
On July 14, 2008, Cerner executed a Transition Services Agreement (“TAN”) with Fujitsu to provide transition services to Fujitsu, who was providing transition services to the Authority until a new prime contractor is named in Fujitsu’s place. The TAN provided for a continuation of licenses for software that was in use at various trusts from execution of the TAN through November 28, 2008. It also provided for telephonic PCS (support), break/fix support, and capacity for professional services and training services during the term for customized software that had been fully developed and implemented. As noted above, there are no services provided under the TAN for the customization of software. Furthermore, the remaining transition services are not otherwise deemed to be essential to the functionality of software and, therefore, considered to be subject to the guidance in SOP 97-2. Additionally, Cerner provided services on a time and materials basis and was not obligated to meet any delivery obligations for such services. The TAN was renewed on November 27, 2008 and has been extended through June 2009. Costs related to the TAN service delivery have been recognized as incurred. The incremental fees associated with the TAN have been recognized as revenue ratably over the term of the TAN and receivables from Fujitsu for services provided under the TAN have been collected on a timely basis.
      Note 6. Fair Value Measurements, page 62
4.	We note that you determined the fair value of your auction rate securities portfolio to be $85.4 million and $101.7 million at January 3, 2009 and September 27, 2008, respectively. Please explain further the reason for the significant decrease in your portfolio during Q4’08. In this regard, please provide the assumptions used in your discounted cash flow model and tell us how these assumptions were determined. To the extent that the assumptions changed from the Q3’08 to the Q4’08 valuation, please explain the reasons

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 10
for such change. In addition, please explain further how you determined that these investments were not other than temporarily impaired at September 27, 2008.

Company’s Response:
The on-going deterioration of the credit markets and general economic environment during the last three months of 2008 impacted the valuation of our auction rate security (ARS) portfolio from Q3’08 to Q4’08. In response to these conditions, the following model inputs were revised:
•	The workout period, or estimated time until the markets normalize, increased from 21 months to 60 months. As global economic conditions worsened, the Company considered the likelihood of near-term recovery in the auction markets to be significantly diminished, therefore the workout period was extended.

•	Interest payments, which fluctuate with changes in 90-day Treasury bill rates, 3 month LIBOR, and the JJ Kenny intermediate and high-grade interest indices, decreased from 4.189% to 2.685% for taxable securities and 3.94% to 2.46% for non-taxable securities.
The interest payment decrease, compounded by a longer workout period in which the discount rate exceeded the interest payment rate, caused the ARS portfolio valuation to decrease significantly. In addition to the Company’s independent valuation estimate for our ARS portfolio, the Company also considered changes in the quarterly valuations provided by the investment firm that sold the Company its ARS. The investment bank valuations included similar changes in the workout period and interest rate assumptions between Q3’08 to Q4’08.
Paragraph 16 of FAS 115 discusses the impairment of securities and specifically requires management to determine if the decline in fair value of the security below the amortized cost is “other than temporary”. SAB 5.M provided an expanded interpretation stating that other than temporary does not mean permanent and that they expect management to consider various factors in determining whether a decline is temporary or not.
We used the following factors to determine whether there was an unrealized loss and if so, whether it was other-than-temporary or temporary: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the financial condition and near term prospects of the issuer; (iv) the ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value; and (v) the extent to which fair value is less than cost.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 11
Of the 36 securities that the Company held as of January 3, 2009, 1 was rated A, 3 were rated AA, and 32 were rated AAA, with 24 backed by FFELP insurance. The types of securities that we have purchased are generally considered more financially stable than most ARS securities held by market participants, since they are issued by state-based student loan providers. Even when an auction fails, issuers are still obligated to pay interest and principal when due and the Company continues to receive these payments with no delinquencies.
Further, the Company believes it has the ability to hold its ARS until recovery of the fair value of the ARS. This conclusion is based upon our cash, cash equivalents and investments other than ARS in addition to our history of and expectation of continuing positive cash flow.
Based on these factors, the Company concluded that the impairment of the ARS as of September 27, 2008 was considered to be temporary because its investment continued to be of high credit quality and the Company had the intent and ability to hold the investments until the anticipated recovery in market value occurs.
5.	Also, as indicated in our prior letter dated April 15, 2008 (comment 2) and as reiterated in our phone conversation with Beth Hull (corrected) on July 17, 2008, given the variability of the assumptions used in determining the fair value of your auction rate securities, your disclosures should include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of such changes. Please explain further your consideration to include a more detailed discussion regarding the Company’s determination of fair value for your level 3 securities as previously requested.

Company’s Response:
The assumptions / estimates used in determining the fair value of the Company’s ARS are stated as follows:
“Included in the inputs are the current coupon rates, the interest rate environment, credit ratings of the issuers, the Federal Family Education Loan Program (FFELP) guarantee, and the insurance issued by monoline insurance companies.”
The three model inputs which are used to determine fair value are: the estimated lives of the ARS, the estimated cash flows over those estimated lives, and the estimated discount rates. The discount rate is determined by a combination of the issuers’ credit ratings, FFELP guarantee, and monoline insurance. The cash payments utilized in the discounted

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 12
cash flow model are based on a formula using objective sources which reflect the interest rate environment, such as a contractual spread over LIBOR, 3 month T-bills, and published indices.
To further clarify these assumptions and the impact that changes could have on the fair value of our ARS securities, for future filings, we will expand our disclosure to read as follows:
“Our auction rate securities have been classified as Level 3 assets in accordance with FASB Statement No. 157, Fair Value Measurements, as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. If different assumptions were used for the various inputs to the valuation, including, but not limited to, assumptions involving the estimated holding periods for the ARS, the estimated cash flows over those estimated lives, and the estimated discount rates, including the liquidity discount rate, applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined.”
Our settlement with UBS, which provides liquidity via a no cost loan and the option to sell the securities at par value in June 2010, neutralizes any decreases in the fair value of the ARS for any changes in these assumptions. Therefore, the Company determined that no further disclosure was deemed necessary.
6.	We note that the Company’s cash and cash equivalents consist of short-term marketable securities with original maturities of three months or less. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Company’s Response:
As of January 3, 2009, the Company had $199 million of cash on deposit and $71 million of money market funds with daily maturities classified as a cash equivalent. Risk associated with the money market fund is minimized through the fund’s participation in the U.S. Treasury’s Temporary Guarantee Program for Money Market Funds. The Company previously did not provide the disclosures required pursuant to paragraphs 32 to 35 of SFAS 157 for cash equivalents due to the highly liquid nature of investments. In the Company’s future filings, we will include the types of accounts that compose cash and cash equivalents in the notes to the financial statements and in the related SFAS 157 fair value disclosures.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 13
7.	In addition, tell us your consideration to include the Company’s derivative instruments (net investment hedge) in the fair value measurement table pursuant to SFAS 157.

Company’s Response:
The net investment hedging instrument is a nonderivative British Pound-denominated debt obligation, which has been designated as a hedge of the foreign currency exposure associated with the Company’s net investment in its United Kingdom subsidiary. Foreign currency gains and losses arising from the hedge are recorded in Other Comprehensive Income pursuant to paragraph 20 of SFAS 52 to the extent that the debt is designated as a net investment hedge and the debt is effective as an economic hedge. However, since the underlying debt instrument is a nonderivative financial instrument, it is not carried at fair value on the Company’s balance sheet, except that the debt is adjusted at each balance sheet date to reflect the current exchange rate. Therefore, the Company has not included the instrument in the fair value measurement table for purposes of complying with SFAS 157.
     Note 11. Income Taxes, page 69
8.	We note that as a result of a 2008 non-US jurisdiction tax audit, certain tax positions previously taken were disallowed and as a result the Company reduced the deferred tax assets relating to the net operating loss carryforward in that jurisdiction. Tell us the amount by which the total operating loss carryforwards were reduced as a result of this audit and the impact this had on the “separate return net operating losses” deferred tax asset balance at January 3, 2009. Further, as indicated in your response letter dated May 13, 2008 (comment 3), the increase in the valuation in fiscal 2007 resulted from a “reduction of forecasted taxable income for certain international subsidiaries, thereby necessitating a review of the recoverability of deferred tax assets related to the net operating losses in these foreign jurisdictions in the second quarter of 2007.” Please explain further how the 2008 tax audit impacted both your analysis of forecasted taxable income for this jurisdiction and your assumptions regarding the ultimate recoverability of operating loss carryforwards.

Company’s Response:
As a result of the audit, our net operating loss carry-forwards were reduced by $35.5 million and the “separate return net operating losses” deferred tax asset balance by $9.9 million. A net deferred tax liability of $4.8 million was also released as a result of the audit.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 14
At January 3, 2009, we considered whether the results of the audit had an impact on our expectations of recovery of the remaining deferred tax assets in this foreign jurisdiction and concluded there has been no change in the forecasted taxable income and no change in the ultimate recoverability of the remaining deferred tax assets related to the net operating losses in this foreign jurisdiction. Accordingly, the previously established valuation allowance of $8.0 million was eliminated.
9.	Additionally, we note that your disclosure on page 70 that you had net operating loss carryforwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $14.9 million that expires through 2020. Tell us how you considered disclosing and provide us with information with regards to the Company’s operating loss and tax credit carryforwards as required by paragraph 48(a) of SFAS 109, as this disclosure appears to only address a portion of your loss carryforwards as of January 3, 2009.

Company’s Response:
At January 3, 2009, the Company has net operating loss carry-forwards of $59.4 million and tax credit carry-forwards of $0. The amount of net operating loss carry-forwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes is $14.9 million which are available to offset future Federal taxable income, if any, through 2020. The Company had net operating loss carry-forwards from non-U.S. jurisdictions of $1.2 million which are available to offset future taxable income, if any, through 2015 and $43.3 million which are available to offset future taxable income, if any, with no expiration. The Company will revise future annual filings to include the information provided above.
Form 10-Q for the Quarter Ended April 4, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 18
10.	We note that days sales outstanding (“DSO”) increased to 102 in the first quarter of fiscal 2009 compared to 92 in the first quarter of fiscal 2008 and that you attribute this change primarily to a “larger year-over-year increase in accounts receivable than revenue, with the year-over-year receivables growth partially attributable to the billed and unbilled receivables related to our work with Fujitsu in the U.K.” Please tell us to what extent the Fujitsu receivables impacted your DSO in Q4’08 and Q1’09 and provide any calculations that support your conclusions. In this regard, we note management’s comments during the Company’s April 29, 2009 earnings call

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 15
where you state “[t]his increase was driven by the large sequential decline in revenue which is annualized in the DSO calculation and in the lower level of third-party financings. For the expected revenue levels, our DSOs would have been basically flat compared to last quarter. We believe, this quarter, DSO is normally expected to decline going forward.” Please explain further what you mean by this statement and provide any calculations that support management’s assertions. In addition, tell us your consideration to include a discussion of these trends in your liquidity discussion.

Company’s Response:
Regarding the extent of the impact of the Fujitsu receivable on DSO, it did not contribute to the sequential increase from Q4’08 to Q1’09 as the Fujitsu receivable did not change during that time. The statement made in our filing was that it had increased year-over-year, or from Q1’08 to Q1’09. The increase in the receivable was $7.2M. This increase coupled with the fact that revenue from Fujitsu was $9.2M lower in Q1’09 than Q1’08, impacted DSO by 4 days.
Regarding the statement in our earnings call that DSO would have been basically flat if revenue had been at expected levels, we were expecting revenue of approximately $420 million, which would have resulted in DSO of 95 days ((AR of $437M / revenue of $420M X 4) X 365) and been more consistent with the 92 days reported in Q4’08 and Q1’09. Our expectation that DSO will decline going forward was based on a forecast for increased revenue and continued good collections of receivables.
We did not discuss these trends as part of the liquidity discussion in our most recent 10-Q because we believed our strong cash flow in the quarter and strong levels of cash and cash equivalents adequately supported our position that our liquidity and capital resources are ample. However, we will enhance the discussion regarding DSO in future filings to the extent that anticipated trends in our DSO significantly affect our liquidity and capital resources.
* * * * * * * * * * *
In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
June 5, 2009
CERN Page 16
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer